

Mail Stop 3720

February 10, 2006

<u>**Via U.S. Mail and Fax**</u>
Mr. Ran Maidan
Chief Financial Officer
Koor Industries, Ltd.
14 Hamelacha Street
Rosh Ha'ayin 48091, Israel

>   **Re: Koor Industries, Ltd.**
>   **Form 20-F for the Fiscal Year Ended December 31, 2004**
>   **Filed July 15, 2005**
>
>   **Form 20-F/A for the Fiscal Year Ended December 31, 2004**
>   **Filed September 16, 2005**

Dear Mr. Maidan:

     We have reviewed your supplemental response letter dated January 5, 2006 as well as your filings and have the following comments. As noted in our comment letter dated August 17, 2005, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Form 20-F for the Year Ended December 31, 2004

Note 28. Material Differences Between Israeli and US GAAP and their Effect on Financial Statements, page F-107

Reconciliation of net earnings (loss), page F-119

1.   We note your responses to the comments we issued in a letter to you dated December 21, 2005. In future filings, please revise to disclose the reasons that management agreed to give up control of the Board of Directors of Telrad, providing Fortissimo with joint control.

*   *   *   *

Within 10 business days, please confirm to us in writing that you will comply with the comment above. You may contact Christine Bashaw, Staff Accountant, at (202) 551-3363 or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director